Exhibit 99.1

LATAM projects operation of 72% for January, although subject to the spread of the Omicron variant

●	The group warns that the trend of operational recovery in recent months could be severely hampered by the evolution of the pandemic.
●	To date, both Chile and Ecuador are the two markets that have the lowest operational recovery compared to 2019.
●	Neiva (Colombia) and Loja (Ecuador) join the network of destinations this month, and the seasonal Santiago-Punta del Este route will restart.

Santiago (Chile), January 12, 2022 - LATAM Airlines Group's operational passenger projection for January 2022 is estimated to reach up to 72% (measured in available seat kilometers - ASK) of January 2019 levels and a pre-pandemic context. However, this estimate could adjust downwards depending on the increase in cases of the Omicron variant of COVID-19.

Operations in new destinations, such as Neiva (Colombia) and Loja (Ecuador), are planned to begin this month, in addition to the resumption of the seasonal Santiago-Punta del Este route.

LATAM plans to operate approximately 1,245 daily domestic and international flights during January, connecting 132 destinations in 18 countries. The cargo business has 1,190 flights scheduled on cargo freighters with an average utilization level that is 8% higher than the same period in 2019. These projections are subject to the evolution of the pandemic, particularly the rise in Omicron variant cases in the countries where LATAM Airlines Group operates.

In December 2021, passenger traffic (measured in revenue passenger-kilometers - RPK) was 68.8% in relation to the same period in 2019, based on an operation measured in ASK (available seat-kilometers) of 70.1% compared to December 2019. The load factor decreased 1.6 percentage points, reaching 82.0%.

In regards to cargo operations, the load factor was 60.6%, which corresponds to an increase of 3.4 percentage points compared to December 2019.

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LATAM Group Operational Estimate – January 2022

(Passenger operations measured in ASK / Cargo operations measured in ATK)

Brazil

●       82% projected operation (versus January 2019). December 2021 projection reference: 74%

o       107% domestic and 54% international

●       Total January destinations: 49 domestic (equivalent to 583 daily flights on average) and 19 international

Chile

●     60% projected operation (versus January 2019). December 2021 projection reference: 59%

o       85% domestic and 50% international

●     Total January destinations: 16 domestic (equivalent to 166 daily flights on average) and 22 international

●     Updates:

o       International: Restart the seasonal route Santiago-Punta del Este (January and February)

Colombia

●     109% projected operation (versus January 2019). December 2021 projection reference: 102%

o       162% domestic and 71% international

●     Total January destinations: 17 domestic (equivalent to 185 daily flights on average) and 4 international

●     Updates:

o       Domestic: New Bogotá-Neiva route

Ecuador

●        46% projected operation (versus January 2019). December 2021 projection reference: 40%

o       133% domestic and 21% international

●       Total January destinations: 8 domestic (equivalent to 37 daily flights on average) and 2 international

●       Updates:

o       Domestic: New Quito-Loja route

Peru

●       67% projected operation (versus January 2019). December 2021 projection reference: 63%

o       105% domestic and 55% international

●       Total January destinations: 19 domestic (equivalent to 159 daily flights on average) and 20 international

Cargo	● 91% projected operation (versus January 2019). December 2021 projection reference: 98% o 82% domestic belly and 59% international belly* o 152% dedicated freighter

*	Belly: merchandise transported in the cargo hold (lower deck) of the plane.

Operational Estimate by Segment vs 2019 - January 2022

(Measured in ASK)

Domestic Spanish-speaking countries	88%
Domestic Brazil	107%
International	51%
Consolidated Total	72%

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The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

December 2021 Traffic Report

	December				December			Year to date				Year to date
	2021	2020	% Change		2019	% Change		2021	2020	% Change		2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	7,560	3,787	99.6%		10,992	-31.2%		50,317	42,624	18.0%		124,521	-59.6%
DOMESTIC SSC (1)	1,668	865	92.8%		1,970	-15.3%		13,360	8,346	60.1%		22,093	-39.5%
DOMESTIC BRAZIL (2)	3,067	1,953	57.1%		3,438	-10.8%		23,456	16,658	40.8%		33,363	-29.7%
INTERNATIONAL (3)	2,825	969	191.5%		5,585	-49.4%		13,500	17,620	-23.4%		69,065	-80.5%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	9,220	5,035	83.1%		13,153	-29.9%		67,636	55,688	21.5%		149,112	-54.6%
DOMESTIC SSC (1)	2,214	1,150	92.6%		2,485	-10.9%		17,848	10,975	62.6%		27,337	-34.7%
DOMESTIC BRAZIL (2)	3,701	2,348	57.6%		3,986	-7.1%		29,327	20,830	40.8%		40,442	-27.5%
INTERNATIONAL (3)	3,305	1,537	115.0%		6,682	-50.5%		20,461	23,883	-14.3%		81,332	-74.8%

PASSENGER LOAD FACTOR
SYSTEM	82.0%	75.2%	6.8	pp	83.6%	-1.6	pp	74.4%	76.5%	-2.1	pp	83.5%	-9.1	pp
DOMESTIC SSC (1)	75.3%	75.2%	0.1	pp	79.3%	-3.9	pp	74.9%	76.1%	-1.2	pp	80.8%	-6.0	pp
DOMESTIC BRAZIL (2)	82.9%	83.2%	-0.3	pp	86.2%	-3.4	pp	80.0%	80.0%	0.0	pp	82.5%	-2.5	pp
INTERNATIONAL (3)	85.5%	63.1%	22.4	pp	83.6%	1.9	pp	66.0%	73.8%	-7.8	pp	84.9%	-18.9	pp

PASSENGERS BOARDED (thousand)
SYSTEM	5,385	2,991	80.0%		6,870	-21.6%		40,195	28,299	42.0%		74,189	-45.8%
DOMESTIC SSC (1)	2,182	1,129	93.4%		2,395	-8.9%		17,513	9,822	78.3%		26,619	-34.2%
DOMESTIC BRAZIL (2)	2,639	1,639	61.0%		3,191	-17.3%		19,830	14,461	37.1%		31,384	-36.8%
INTERNATIONAL (3)	564	224	152.4%		1,284	-56.1%		2,852	4,016	-29.0%		16,186	-82.4%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	260	262	-0.6%		305	-14.7%		2,996	3,078	-2.7%		3,526	-15.0%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	429	418	2.7%		533	-19.5%		4,712	4,708	0.1%		6,357	-25.9%

CARGO LOAD FACTOR
SYSTEM	60.6%	62.6%	-2.0	pp	57.2%	3.4	pp	63.6%	65.4%	-1.8	pp	55.5%	8.1	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

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Tel: (56-2) 2565-8765

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About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines freight subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM Group network as well as international routes that are solely used for shipping. They offer modern Infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net